NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Phone: 609-524-4591
Fax: 609-524-4589

May 18, 2005

VIA EDGAR and VIA FASCIMILE
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0308
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

RE:	NRG Energy, Inc.

Registration Statement on Form S-3
Filed March 30, 2005
File No. 333-123677

Annual Report on Form 10-K for the Period Ended December 31, 2004
Filed March 30, 2005
Preliminary Proxy Statement on Schedule 14A
Filed March 30, 2005
File No. 1-15891

Dear Mr. Owings:

     We hereby respond to the comments made by the Staff in your letter dated May 16, 2005 relating to NRG Energy, Inc.’s (“NRG” or the “Company”) Annual Report on Form 10-K for the Period Ended December 31, 2004, filed on March 30, 2005 (the “Form 10-K”) and Form 8-K filed on May 10, 2005 (the “Form 8-K”). We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that we have provided all information investors require for an informed decision. Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made. We look forward to working with the Staff and improving the disclosures in our filings.

     The Staff’s comments, indicated in bold and NRG’s responses are as follows:

Mr. H. Christopher Owings
May 18, 2005

Form 10-K

1.	We have considered your response to prior comment 5. We assume from your response that load-following contracts not concluded on a net payment basis are reflected gross in the income statement. Please supplementally explain, in detail, your application of EITF 99-19 with respect to load-following contracts not concluded on a net basis. We assume based on your description of load-following contracts that the ISO delivers the power to the counterparty on your behalf whether the contract is net settled or not. Since it appears that the party exposed to credit risk varies depending upon the settlement alternative, help us understand how you determined that the load-following contracts that are not net settled should be recorded on a gross basis.

With respect to load-following contracts within an ISO region, all of our purchases and sales are recorded on a net basis consistent with industry practice.

With respect to load-following contracts within a non-ISO region, the transactions are reported on a gross presentation per the guidance of EITF 99-19.

Using EITF 99-19, “Reporting Revenue as a Principal Versus Net as an Agent” as a means to analyze gross versus net presentation, we used the relevant indicators to test the gross/net revenue presentation of non-ISO related load-following contracts:

		Applicable (Yes,	Strength of
Indicators of Gross Revenue Reporting	Key Question(s) for Gross vs. Net Evaluation	No or N/A)	Indicator	Decision
NRG is the primary obligor in the arrangement.	Is NRG responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by counterparty?	Yes	Strong indicator	Record revenue and costs gross.
NRG has general inventory risk (before customer order is placed or upon customer return).	Does NRG take title to a product before that product is ordered by counterparty (that is, maintains the product in inventory), or

Will NRG take title to the product if it is returned by counterparty (that is, back-end inventory risk), and does counterparty have a right of return?

		No – Power does not have return policies – N/A	Strong indicator	N/A
NRG has latitude in establishing price.	Does NRG have reasonable latitude, within economic constraints, to establish the exchange price with counterparty for the power?

If so, this may indicate that NRG has risks and rewards of a principal in the transaction.

		Yes – NRG established price at time of contract	Strong indicator	Record revenue and costs gross.
NRG changes the product or performs part of the service.	Does NRG physically change the product (beyond its packaging) or perform part of the service (i.e., power) ordered by counterparty?

If so, this may indicate that NRG is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by ISO.

		Yes – Process whereby contract is fulfilled requires performance by NRG.	Strong indicator	Record revenue and costs gross

Mr. H. Christopher Owings
May 18, 2005

		Applicable (Yes,	Strength of
Indicators of Gross Revenue Reporting	Key Question(s) for Gross vs. Net Evaluation	No or N/A)	Indicator	Decision
NRG has discretion in supplier selection.	Does NRG have multiple suppliers for a product or service ordered by counterparty and discretion to select the supplier that will provide the product(s) or service(s) ordered by a customer?	Yes – Multiple suppliers are available and contracted in non-ISO region	Strong indicator	Record revenue and costs gross.
NRG is involved in determination of product or service specifications.	Does NRG determine the nature, type, characteristics, or specifications of the product(s) or service(s) ordered by counterparty?	N/A – Power does not have characteristics to be determined by NRG.	Strong indicator	N/A
NRG has physical loss inventory risk (after counterparty order or during delivery).	1) Is title to the power transferred to non-ISO at non-ISO facilities upon delivery?

2) Does NRG take title to the power after counterparty order has been received by NRG but before the power has been transferred to non-ISO for ultimate delivery to counterparty?

		Yes – NRG holds title until delivery to counterparty.	Strong indicator	Record revenue and costs gross.
NRG has credit risk.	Is NRG responsible for collecting the sales price from counterparty but pays the relevant amounts owed to suppliers after they perform, regardless of whether the sales price is fully collected?	Yes – NRG invoices counterparty based on contract, but must pay suppliers irrespective of cash received from counterparty.	Strong indicator	Record revenue and costs gross.

Accounting guidance under EITF 99-19 “Reporting Revenues Gross as a Principal versus Net as an Agent” addresses whether an entity should report revenue based on (a) the gross amount billed to the customer because it earned revenue from the goods and services or (b) the net amount retained (that is the amount billed to the customer, less the amount paid to a supplier) because it has earned a commission or fee. As can be seen from the table above, the evaluation of load-following contracts in non-ISO regions per the indicators prescribed by EITF 99-19 clearly indicate the support for a gross presentation of revenues and costs. As such, NRG’s presentation for load-following contracts in non-ISO regions follows the gross presentation method.

Mr. H. Christopher Owings
May 18, 2005

Form 8-K filed May 10, 2005

2.	Please revise future filings to provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question #8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) included on the Commission’s website at http://www.sec.gov. Specifically, with respect to your presentation of Adjusted EBITDA by Region you have not included a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP. Please note that the requirement to present and discuss the most directly comparable GAAP basis measure is in addition to the requirement to provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP basis measure. Please confirm to us that you will revise your future public disclosures accordingly.

In accordance with the Staff’s comments, in future filings, NRG will provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K along with question #8 of the Staff’s FAQ. Further, we will include a presentation and discussion of the most directly comparable GAAP basis measure, with equal or greater prominence to non-GAAP financial measures.

* * * * * *

     We hope that we were able to clarify your comments and eagerly await the Staff’s response. Please contact James Ingoldsby, Controller, at (609) 524-4731 or Tanuja Dehne, Assistant General Counsel, at (609) 524-4592 if you have questions regarding our responses or related matters, or me at (609) 524-4591 with any other questions.

Sincerely,

/s/ TIMOTHY W.J. O’BRIEN
Timothy W. J. O’Brien
Vice President, General Counsel and Secretary

cc:	David Mittelman, Legal Branch Chief, Securities and Exchange Commission
George Ohsiek, Securities and Exchange Commission
David DiGiacomo, Securities and Exchange Commission
Matthew Benson, Staff Attorney, Securities and Exchange Commission
Robert C. Flexon, NRG Energy, Inc.
Michael P. Rogan, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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